UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

COMMISSION FILE NUMBER: 000-49883

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

Plumas Bank

401 (k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Plumas Bancorp

35 S. Lindan Avenue

Quincy, CA 95971

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.	The Plumas Bank 401(k) Profit Sharing Plan, (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2013, prepared in accordance with the financial reporting requirements of ERISA.

PLUMAS BANK

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2013 and 2012

PLUMAS BANK 401(k) PROFIT SHARING PLAN

Quincy, California

FINANCIAL STATEMENTS

December 31, 2013 and 2012

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of

    Plumas Bank 401(k) Profit Sharing Plan

Quincy, California

We have audited the accompanying statement of net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

Vavrinek, Trine, Day & Company, LLP

Laguna Hills, California

June 23, 2014

1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of

    Plumas Bank 401(k) Profit Sharing Plan

Quincy, California

We have audited the accompanying statement of net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2012 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Sacramento, California

June 27, 2013

2.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

	2013	2012
ASSETS
Investments, at fair value (Notes 3, 4 and 5)	$9,120,039	$7,199,001
Receivables:
Notes receivable from participants	154,941	181,511

Net assets available for benefits	$9,274,980	$7,380,512

See accompanying notes to financial statements.

3.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2013 and 2012

	2013	2012
ADDITIONS
Investment income (Note 4):
Net appreciation in fair value of investments	$1,492,417	$671,860
Interest and dividends	85,533	77,615

Net investment income	1,577,950	749,475
Interest income on notes receivable from participants	7,215	8,147
Contributions:
Participant	711,559	539,478

	2,296,724	1,297,100
DEDUCTIONS
Benefits paid to participants	392,998	750,506
Administrative expense	9,258	7,461

	402,256	757,967

Net increase	1,894,468	539,133
Net assets available for benefits:
Beginning of year	7,380,512	6,841,379

End of year	$9,274,980	$7,380,512

See accompanying notes to financial statements.

4.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1—DESCRIPTION OF PLAN

The following description of the Plumas Bank (the “Bank”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.

General

Plumas Bank, the Plan Sponsor, established the Plan effective on April 1, 1988, to provide all Bank employees, not otherwise excluded, who have completed 90 days of service and are eighteen years of age with the opportunity to defer a portion of their eligible compensation on a pre-tax basis. All investments in the Plan are participant directed. Prudential Insurance Company of America (Prudential) served as the trustee of the Plan through December 31, 2011. Principal Trust Company (Principal) became the trustee effective January 1, 2012. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. All participant contributions and earnings thereon are 100% vested. Participants are automatically enrolled on the first day of the month following the date the participant meets eligibility requirements.

Employer Contributions

The Bank provided no match on participant’s elective deferrals for the years ended December 31, 2013 or 2012. At the discretion of the Bank, the Bank may also make a non-elective contribution to the Plan. During 2013 and 2012 the Bank did not make any discretionary contributions. Bank contributions are subject to certain IRC limitations. Both the matching contribution and any non-elective contribution vest over a five-year period as follows:

Service	Percentage Vested
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the Bank’s matching and discretionary contributions and Plan earnings and is charged with withdrawals and an allocation of Plan losses and investment management fees. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

(Continued)

5.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1—DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prevailing market rates at the time of borrowing. Principal and interest are paid through payroll deductions.

Payment of Benefits

On termination of employment or other reasons specified by the Plan, a participant may elect to receive a lump sum payment, a part lump sum payment and part installment payments, or installment payments (annually, quarterly or monthly) over a specified period of time, not exceeding the participant’s life expectancy or the joint life expectancy of the participant or participant’s beneficiary. As of December 31, 2013 and 2012, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Forfeitures

Forfeitures from the nonvested portion of terminated employees’ account balances can be used to reduce employer contributions in the following plan year or can be used to pay administrative expenses. Forfeitures totaling $72 and $1,788 were used to offset plan expenses for the years ended December 31, 2013 and 2012, respectively.

Administrative Costs

During 2013 and 2012 administrative costs equal to the amount of 2013 and 2012 forfeitures, respectively, were paid by the Plan with the remaining administrative costs paid by the Participants.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants will become fully vested in their accounts.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(Continued)

6.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to a fully benefit-responsive investment contract because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. At December 31, 2013 and 2012 the Plan holds a direct interest in a fully benefit-responsive investment contract. Management has determined that the fair value of the investment contract approximates contract value; therefore there is no adjustment from fair value to contract value at December 31, 2013 and 2012. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value as further described in Note 5. Purchases and sales of securities are recorded on a trade date-basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances. Delinquent participant loans are recorded as benefits paid to participants based upon the terms of the plan document.

Risks and Uncertainties

The Plan utilizes various investments. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

(Continued)

7.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 3—INVESTMENT IN CONTRACT WITH INSURANCE COMPANY

At December 31, 2013 and 2012, the Plan has an investment in a fully benefit-responsive Group Annuity contract with Principal Life Insurance Company (Principal; Issuer). Under the terms of the contract, the contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. In the event that the Plan Sponsor terminates the contract and requests an immediate payout, the contract payout would be subject to a 5% termination fee. The plan administrator does not believe that the occurrence of any other such contract value events, which would limit the Plan’s ability to transact at contract value with participants, is probable. The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The crediting interest rate of the contract is based on a formula agreed upon with the issuer, as defined in the contract agreement, but cannot be less than zero. Such interest rates are reviewed and reset on semi-annual basis. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract. Management has determined that the fair value of the investment contract approximates contract value; therefore there is no adjustment from fair value to contract value reflected in the Statement of Net Assets Available for Benefits.

(Continued)

8.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 3—INVESTMENT IN CONTRACT WITH INSURANCE COMPANY (Continued)

The following table discloses the average yields earned on the Principal Fixed Income Option for the account’s actual earnings, and the earnings actually credited to participants’ accounts:

	December 31
	2013	2012
Average yields:
Based on actual earnings (1)	1.90%	2.09%
Based on interest rate credited to participants (2)	2.00%	2.10%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

NOTE 4—INVESTMENTS

The following presents the fair value of investments that represent 5 percent or more of the Plan’s net assets available for benefits.

	December 31,
	2013	2012
Mutual funds:
PIMCO Total Return A Fund	$641,911	$840,904
Edge Asset Management-Capital Appreciation R5 Fund	967,987	731,998
T. Rowe Price/Brown Advisory LargeCap Growth I R5 Fund	1,091,697	784,567
American Funds EuroPacific Growth R3 Fund	1,023,875	837,450
Goldman Sachs/LA Capital Mgmt. MidCap Value I R5 Fund	568,369	388,464
Prudential Jennison Mid Cap Growth A Fund	619,607	468,302
Investment contract:
Principal Fixed Income Guaranteed Option*	$1,772,011	$1,553,799
Common stock of Plan Sponsor*	$715,509	$357,827

*	Party-in-interest

(Continued)

9.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 4—INVESTMENTS (Continued)

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	December 31,
	2013	2012
Company common stock	$326,819	$84,877
Mutual funds and Guaranteed investment contracts	1,165,598	586,983

Net appreciation	$1,492,417	$671,860

NOTE 5—FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Transfers between hierarchy measurement levels are recognized by the Plan as of the actual date the event or change in circumstances that caused the transfer.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

(Continued)

10.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company Common Stock: The fair value of Plumas Bancorp common stock is determined by obtaining quoted prices from a nationally recognized exchange (level I inputs).

Guaranteed Investment Contract: The fair value of the Plan’s investment contract has been determined to approximate contract value (level 3 inputs), as the terms of the contract prohibit transfer or assignment of rights under the contract and provide for all distributions, prior to contract termination, at contract value, frequent re-setting of contractual interest rates based upon market conditions, no significant liquidity restrictions and no defined maturities. In addition, management has determined that no adjustment from contract value is required for credit quality considerations. Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses. The terms of this investment contract and those of investment contracts held by employee benefit plans generally prohibit the sale or transfer of the contract by the plan/contract holder.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

11.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis which are held directly by the Plan are summarized below:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2013
Common stock of Plan Sponsor	$715,509	$715,509	$—	$—
Mutual Funds:
Large U.S. Equity	$2,228,163	$2,228,163	—	—
Small/Mid U.S. Equity	1,651,244	1,651,244	—	—
Fixed Income	754,882	754,882	—	—
International Equity	1,093,676	1,093,676	—	—
Target Date	884,139	884,139	—	—
Short-Term Fixed Income	20,415	20,415	—	—
Guaranteed investment contract	$1,772,011	$—	$—	$1,772,011

Total	$9,120,039	$7,348,028	$—	$1,772,011

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2012
Common stock of Plan Sponsor	$357,827	$357,827	$—	$—
Mutual Funds:
Large U.S. Equity	$1,620,903	$1,620,903	—	—
Small/Mid U.S. Equity	1,182,558	1,182,558	—	—
Fixed Income	930,862	930,862	—	—
International Equity	906,550	906,550	—	—
Target Date	626,812	626,812	—	—
Short-Term Fixed Income	19,690	19,690	—	—
Guaranteed investment contract	$1,553,799	$—	$—	$1,553,799

Total	$7,199,001	$5,645,202	$—	$1,553,799

There were no changes in the valuation techniques used during 2013 and 2012. There were no recurring assets transferred in or out of level 1, 2 or 3 during the years ended December 31, 2013 or 2012.

The Plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2013 or 2012.

(Continued)

12.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the years ended December 31, 2013 and 2012, including the reporting classifications for the applicable gains and losses included in the 2013 and 2012 statements of changes in net assets available for benefits.

Guaranteed
Investment
Contract
Balance, January 1, 2012	$—
Interest income on investment contracts held at end of year	1,099
Purchases	1,869,284
Sales	(316,584)

Balance, December 31, 2012	1,553,799
Interest income on investment contracts held at end of year	27,201
Purchases	235,439
Sales	(44,428)

Balance, December 31, 2013	$1,772,011

NOTE 6—CONCENTRATION OF INVESTMENTS

At December 31, 2013 and 2012, the Plan held investments in Plumas Bancorp common stock, representing approximately 8% and 5% of net assets available for benefits, respectively.

NOTE 7—PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2013 and 2012, the Plan’s investments in Plumas Bancorp common stock (a related party) are as follows:

	December 31,
	2013	2012
Number of shares	115,034	109,763
Fair value, based on quoted market values	$715,509	$357,827

The Plan’s investment in Plumas Bancorp’s common stock, including investments bought, sold and held during the year, appreciated in value by $326,819 and $84,877 during 2013 and 2012, respectively, which is included in the total investment appreciation discussed in Note 4. Certain Plan investments are managed by Principal. Principal is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $9,258 for the year ended December 31, 2013 and were included as a reduction of the return earned on each fund. Notes receivable from participants also reflect party-in-interest transactions.

(Continued)

13.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 8—FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2010.

14.

SUPPLEMENTAL SCHEDULE

PLUMAS BANK 401(k) PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER: 95-3520374

PLAN NUMBER: 001

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost(1)	(e) Value
	MUTUAL FUNDS:
	T. Rowe Price/Brown Advisory LargeCap Growth I R5 Fund	87,969.13 Shares		$1,091,697
	American Funds EuroPacific Growth R3 Fund	21,273.12 Shares		1,023,875
	Edge Asset Management—Capital Appreciation R5 Fund	17,869.43 Shares		967,987
	PIMCO Total Return A Fund	60,047.82 Shares		641,911
	Prudential Jennison Mid Cap Growth A Fund	15,952.80 Shares		619,607
	Goldman Sachs/LA Capital Mgmt. MidCap Value I R5 Fund	37,967.22 Shares		568,369
*	Principal LifeTime 2030 R5 Fund	24,555.59 Shares		354,337
*	Principal LifeTime 2020 R5 Fund	24,322.92 Shares		344,412
	Heartland Value Plus Fund	8,284.54 Shares		296,752
*	Principal Global Adv. LargeCap S&P 500 Index R5 Fund	10,021.71 Shares		131,385
*	Principal Global Adv. SmallCap S&P 600 Index R5 Fund	5,020.25 Shares		127,063
	JP Morgan High Yield A Fund	14,210.15 Shares		112,971
	Oppenheimer Developing Markets A Fund	1,835.90 Shares		69,801
*	Principal LifeTime 2050 R5 Fund	4,645.20 Shares		66,891
*	Principal LifeTime 2025 R5 Fund	5,431.16 Shares		60,340
	Edge Asset Management—Equity Income R5 Fund	1,532.81 Shares		37,094
*	Principal Global Adv. MidCap S&P 400 Index R5 Fund	1,070.56 Shares		20,555
	Well Fargo Advantage Money Market A Fund	20,414.99 Shares		20,415
	Eagle Small Cap Growth A Fund	333.29 Shares		18,898
*	Principal LifeTime 2040 R5 Fund	1,053.92 Shares		15,651
*	Principal LifeTime Strategic Income R5 Fund	1,317.95 Shares		15,433
*	Principal LifeTime 2045 R5 Fund	810.49 Shares		9,402
*	Principal LifeTime 2035 R5 Fund	800.79 Shares		9,177
*	Principal LifeTime 2010 R5 Fund	425.38 Shares		5,551
*	Principal LifeTime 2055 R5 Fund	164.45 Shares		1,935
*	Principal LifeTime 2015 R5 Fund	94.49 Shares		1,010
	STOCK:
*	Plumas Bancorp Common	115,033.65 Shares		715,509
	INVESTMENT CONTRACT:
*	Principal Fixed Income Guaranteed Option			1,772,011
	RECEIVABLES:
*	Notes Receivable from Participants	Interest rate of 4.25% and maturity dates from 2014 through 2018		154,941

				$9,274,980

(1)	Cost is not required for participant-directed investments
*	Party-in-interest to the Plan.

15.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plumas Bank 401(k) Profit Sharing Plan
(Name of Plan)

Date: June 23, 2014	/s/ Richard L. Belstock
Richard L. Belstock
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Independent Registered Public Accountant’s Consent for the audit of year ended December 31, 2013 dated June 23, 2014.

23.2	Independent Registered Public Accountant’s Consent for the audit of year ended December 31, 2012 dated June 23, 2014.